Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 1, 2015

Via EDGAR

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

vTv Therapeutics Inc.
Registration Statement on Form S-1

Filed June 15, 2015
File No. 333-204951

Ladies and Gentlemen:

On behalf of our client, vTv Therapeutics Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement on Form S-1 of the Company as filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2015.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds, dated June 30, 2015 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Capitalized terms used in this letter but not otherwise defined have the meanings given to them in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 2

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary, page 1

The Reorganization Transactions, page 4

1.	We note your response to comment 3 in our letter dated June 10, 2015. Please revise to disclose and expand your discussion of the “Up-C” structure, including a discussion of the tax and other advantages to the Company and its equityholders.

Response to Comment 1

In response to the Staff’s comment, the Company has added additional disclosure on page 7 of Amendment No. 2, discussing the advantages of the “Up-C” structure.

2.	Please revise to explain the rights, privileges, form and nature of control provided by the managing member unit in vTv Therapeutics LLC.

Response to Comment 2

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 7 of Amendment No. 2 discussing the rights, privileges, form and nature of control provided by the managing member unit in vTv Therapeutics LLC.

3.	You indicate on page 5 that you expect to enter into a tax receivable agreement with vTv Therapeutics Holdings. Tell us whether this agreement will be reflected in your pro forma adjustments. Explain how the related party payments under the tax receivable agreement will be recorded and the effect such payments will have on your financial position and results of operations. Considering your disclosure that you expect the payments required under the agreement will be substantial, please expand your disclosure in Critical Accounting Policies and Estimates section of the MD&A to discuss material terms of the agreement and related tax accounting policies.

Response to Comment 3

Payments under the Tax Receivable Agreement are triggered by the actual realization by the Company of cash tax savings as a result of (a) the exchange of Class B common stock, together with the corresponding number of vTv Therapeutics LLC Units, for shares of the Company’s Class A common stock (or for cash), (b) tax benefits related to imputed interest deemed to be paid by the Company as a result of the Tax Receivable Agreement and (c) certain tax benefits attributable to payments under the Tax Receivable Agreement. As a result, since such payments are not directly attributable to the Reorganization Transactions or the offering, the Company has not reflected any pro forma adjustments relating to the Tax Receivable Agreement. If any exchange of vTv Therapeutics LLC Units occurs and the Company believes it is likely that it will realize tax benefits relating thereto, the Company will record (i) a deferred tax asset based on the step-up in basis resulting from the exchange and the then effective income tax rate, (ii) a payable to related party in respect of the corresponding 85% payment under the Tax Receivable Agreement and (iii) a tax benefit based on the net difference between (i) and (ii). As cash tax savings are realized by the Company, the deferred tax asset is reduced, and the payments made under the Tax Receivable Agreement reduce the payable to related party. The Company has added disclosure in the Critical Accounting Policies and Estimates section of the MD&A on page 72 of Amendment No. 2 cross-referring to the material terms of the Tax Receivable Agreement and discussing related accounting policies. The Company notes that the only material judgment or estimate relating to accounting for the Tax Receivable Agreement relates to whether the tax benefits will be realized by the Company.

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 3

Summary Historical and Pro Forma Financial Data, page 12

4.	We note your response to comment 7. However, it appears to us that the reorganization pro forma statements of operations would not be identical to pro forma statements of operations after the offering due to the offering adjustments that will be reflected on pages 59 and 61, including adjustments to net loss attributable to non-controlling interests. Accordingly, please revise to also present here the reorganization pro forma statements of operations information.

Response to Comment 4

In response to the Staff’s comment above, the Company has revised the table in the Summary Historical Pro Forma Financial Data section on pages 12 and 13 of Amendment No. 2 to include separate columns for presentation of the reorganization pro forma statements of operations for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively.

Use of Proceeds, page 52

5.	We note your response to comment 10 and we reissue the comment. We note the disclosure in the last two paragraphs of this section and in the third risk factor on page 45 that the use of proceeds could change in the future as your plans and business conditions evolve and that you retain broad discretion in the application of the net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise to disclose the specific contingencies and alternative uses of proceeds.

Response to Comment 5

In response to the Staff’s comment, the Company has revised its disclosure on page 52 of Amendment No. 2.

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 4

Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations, page 59 and 61

6.	After the reorganization and before the offering, vTv Therapeutics Inc. does not appear to have an equity interest in vTv Therapeutics LLC. Please explain to us why the entire combined consolidated net loss shown in the reorganization pro forma column is reflected as net loss attributable to vTv Therapeutics Inc., rather than being attributed to non-controlling interests. Please revise your presentation accordingly or disclose how the amounts shown in the reorganization pro forma column accurately reflect vTv Therapeutics Inc.’s interest in vTv Therapeutics LLC’s net loss.

Response to Comment 6

In response to the Staff’s comment, the Company has revised the disclosures on pages 59 and 61 of Amendment No. 2 to reflect the combined consolidated net loss shown in the reorganization pro forma column as net loss attributable to non-controlling interests.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 63

7.	We note your revisions in response to comment 14. However, your pro forma financial information does not foot across. For example, the amounts shown in the reorganization pro forma column for the vTvx Holdings I members’ equity (deficit) and the vTv Therapeutics Inc. stockholders’ deficit line items are not the sum of the amounts shown in the two preceding columns. Please make the necessary revisions and disclose in a note with quantification the nature of any additional adjustments made.

Response to Comment 7

In response to the Staff’s comment, the Company has revised its disclosure on page 63 of Amendment No. 2.

8.	The reorganization pro forma column reflects ($1,902) under stockholders’ deficit of vTv Therapeutics Inc. Please disclose what this amount represents. Please also tell us how you determined no non-controlling interest amount was appropriate in the reorganization pro forma column or make the necessary revisions.

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 5

Response to Comment 8

The Company advises the Staff that the Company has revised the disclosure on page 63 of Amendment No. 2 to correct the discrepancies noted above. The Company also advises the Staff that there were no additional adjustments made as a result of the correction of this disclosure on page 63 of Amendment No. 2.

9.	We note your response to comment 15 regarding the consolidation guidance you applied. Based upon your response and your disclosures in the filing, it appears the vTv Therapeutics LLC non-voting units represent the equity investment at risk. It appears, based upon your disclosures on page 6, that vTv Therapeutics Inc. will be appointed as the sole managing member of vTv Therapeutics LLC pursuant to the LLC agreement. On page 5, you state this managing member unit represents no economic interests and will have 100% of the voting power of vTv Therapeutics LLC. For an entity not to be a VIE, the equity holders have to demonstrate power through the ability to vote an equity investment at risk. If interests other than the equity investment at risk provide the holders of that investment with the characteristics of a controlling financial interest, the entity is a VIE. Other interests held by the holders of an equity investment at risk should not be combined with equity interests in deciding whether an entity is a VIE. Accordingly, please further explain how you concluded vTv Therapeutics LLC was not a VIE pursuant to ASC 810-10-15-14(b). If you determine it is a VIE, please explain how you determined vTv Therapeutics Inc. has the characteristics of a controlling financial interest per ASC 810-10-25-38A and provide the basis for consolidation and any other required disclosure pursuant to ASC 810-10-50.

Response to Comment 9

1.	Determination that vTv Therapeutics LLC is a variable interest entity

Based on “The Reorganization Transactions” on page 4 of the Form S-1, vTv Therapeutics LLC’s (“LLC”) opening equity will consist of the following:

Class of Equity	Equity Rights	Owner	Consideration Transferred to LLC for Equity Interest (i.e., Equity at Risk)
One Managing Member Unit	Voting Power	vTv Therapeutics Inc. (“Inc.”)	$0
Units – 80%	Economic Rights	vTv Therapeutics Holdings LLC	Net assets of vTvx Holdings I and II ~ ($1,902) as of March 31, 2015
Units – 20%	Economic Rights	Inc.	$0
Total Equity			($1,902)
Total Assets			$4,593
Equity as a % of Total Assets			-$41%

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 6

ASC 810-10-15-14 defines “equity at risk” as equity investments in a legal entity that are required to be reported as equity in that entity’s GAAP financial statements. The implicit assumption that LLC’s future operations would be funded by proceeds from the public offering is not sufficient to overcome the presumption that LLC’s equity at risk is not sufficient to permit LLC to finance its activities without subordinated financial support. Commitments to fund the future operations of the entity, or promises to provide cash in the future in exchange for an equity interest are generally not considered GAAP equity, as they would not be reported as equity in the entity’s financial statements and should be excluded from the equity investment at risk.

ASC 810-10-25-45 states that “(a)n equity investment at risk of less than 10 percent of the legal entity’s total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment…”

As a result, it appears that LLC would be considered a variable interest entity as it meets the criterion in ASC 810-10-15-14.

2.	Determination that Inc. will consolidate LLC as the primary beneficiary

ASC 810-10-25-38A states that the VIE’s primary beneficiary consolidates the VIE because it has a controlling financial interest, and defines the primary beneficiary as the variable interest holder that has the:

1)	Power to direct the activities that most significantly impact the economic performance of the VIE; and

2)	Obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

Inc., as the 100% voting interest holder, has the power to control those activities that most significantly impact the economic performance of LLC. Inc. also has the obligation to absorb a portion of the VIE’s losses and/or a right to receive a portion of the VIE’s benefits, both of which could potentially be significant to the VIE. Inc. therefore holds a controlling financial interest in LLC as the primary beneficiary and will consolidate LLC under the variable interest entity consolidation model guidance in ASC 810.

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 7

Business, page 81

10.	We note that one customer accounted for 100% of revenues as of the three months ended March 31, 2015. Please identify this customer.

Response to Comment 10

In response to the Staff’s comment, the Company has revised its disclosure on page 104 of Amendment No. 2.

Management, page 114

11.	Please clarify when Mr. Howard will become the Chief Financial Officer.

Response to Comment 11

In response to the Staff’s comment, the Company has revised its disclosure on page 114 of Amendment No. 2.

Exhibits

12.	We reissue comment 18. Please file the agreement with Calithera as an exhibit. Given the potential milestone payments discussed on page 102, this agreement would appear to be material to your company at this time and not just an ordinary course of business contract. Please revise to file the agreement or provide additional analysis as to why you believe the contract would not be material to the company.

Response to Comment 12

The Company acknowledges the Staff’s comment and respectfully advises the Staff that because the compounds covered by the Calithera License Agreement are at a pre-clinical and very early stage of development, the Company is currently unable to predict whether there will be any significant revenues generated under such agreement. Therefore, the Company is focusing its efforts on azeliragon, which is in a Phase 3 trial, and the two type 2 diabetes drug candidates that are in or entering Phase 2 trials and has not projected in its business plan the receipt of any significant revenues under the Calithera License Agreement (beyond the initial payments that have already been made thereunder). As a result, the Company believes the Calithera License Agreement would not be material to an investor in the Company’s Class A common stock and respectfully proposes to not file the Calithera Agreement as an exhibit to the Registration Statement.

* * * *

Mr. Ronald E. Alper Division of Corporation Finance Securities and Exchange Commission Page 8

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3052 or David E. Sobel at (212) 373-3226.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee, Esq.

cc:	Stephen L. Holcombe
vTv Therapeutics Inc.

Marc D. Jaffe, Esq.
Senet S. Bischoff, Esq.
Latham & Watkins LLP